Charles R. Carey
509 Granada Drive
Palm Coast, FL 32137
386-447-8736

June 2, 2012

Mr. John Linfante, Chairman, ACFC
Mr. G. Thomas Frankland, President and CEO, ACFC
Mr. Forrest Sweat, Chair Governance Committee, ACFC
Ms. Pam Saxon, Corporate Secretary, ACFC

Via Email, Copy to Corporate Offices by Registered Mail
10151 Deerwood Park Blvd. Building 200, Suite 100
Jacksonville, Florida 32256

Dear Sirs:

This letter is to submit my resignation, effective immediately, from the board of directors of Atlantic Coast Financial Corporation (“ACFC”), as well as from all committees and other assignments relating to ACFC.

I joined the board of ACFC on February 27, 2012, with high hopes for helping the organization address the issues facing it. However, in the limited time I have served on the board it has become apparent to me that, given the events that have transpired, and current circumstances at ACFC, I will be unable to effectively serve as a Board member.

The specific reasons for my resignation are as follows:

•
Governance Concerns: Despite repeated requests by me and other directors, the Board has failed to promptly, properly and decisively resolve the issues associated with the CEO's stock trades in December 2011 and failed to fully implement the recommendations of outside counsel regarding these issues.

•	Business Planning and Execution Concerns: Although other directors and I have made repeated requests over the last few months for a credible business plan, no such plan has been shared with us.

•
Teamwork Concerns: The Board's ability to effectively manage the business has been significantly thwarted by the polarization of Board members and the contentious nature of interactions among directors.

Thank you for the opportunity to be of service to ACFC. You have my sincere best wishes that the company and its leadership will refocus efforts on effectively managing ACFC's affairs and leading it to profitability in the future.

Yours truly,

/s/ Charles R. Carey
Charles R. Carey